JPMORGAN INSTITUTIONAL TRUST

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

June 15, 2015

Stephanie Hui

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	JPMorgan Institutional Trust (the “Trust”); File No. 811-21638 – Post-Effective Amendment No. 22

Dear Ms. Hui:

This letter is in response to the comments you provided with respect to the Funds listed on Schedule A (the “Funds”) on Post-Effective Amendment No. 22. Our responses to your comments are set forth below. We will incorporate the changes referenced below in response to Comment 2 into the Trust’s next annual update which will be filed as a POS AMI on or around June 26, 2015.

CONFIDENTIAL OFFERING MEMORANDUM COMMENTS

JPMorgan Intermediate Bond Trust

1.	Comment: The Main Investment Strategy for the Intermediate Bond Trust discloses that the Fund may invest in interest only (“IOs”) stripped mortgage-backed securities and inverse IOs as part of the Fund’s principal investment strategy. Please disclose how these securities will be used in achieving the Fund’s objective.

Response: We believe the current disclosure complies with the requirements of Form N-1A and should not be expanded. Item 4 of Form N-1A requires the Fund to summarize how it intends to achieve its investment objective “by identifying the Fund’s principal investment strategies (including the type or types of securities in which the Fund invests or will invest principally).” By identifying IOs and inverse IOs as well as the other types of securities in which the Fund may invest principally, the Fund has complied with the requirements of Item 4. Like the other types of securities that the Fund uses as part of its principal investment strategy, the Fund uses IOs and inverse IOs to achieve its objective of “current income consistent with the preservation of capital.” If the Fund were to add disclosure, it would be a restatement of the investment objective.

JPMorgan Core Bond Trust

2.	Comment: For the Core Bond Trust, please disclose additional risks associated with longer term securities versus securities with shorter terms.

Response: The following disclosure will be added to interest rate risk in the Trust’s next annual update: “Securities with greater interest rate sensitivity and longer maturities generally are subject to greater fluctuations in value.”

In connection with your review of the Fund’s Post-Effective Amendment No. 22 to the Registration Statement filed by the Trust on June 27, 2014, the undersigned hereby acknowledges on behalf of the Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filings; (2) comments of the staff (“Staff”) of the Securities and Exchange Commission (“SEC”), if any, or changes to disclosure in response to Staff comments, if any, in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing made; and (3) the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 901-1410.

Sincerely,

/s/ Jessica K. Ditullio
Jessica K. Ditullio
Assistant Secretary

Schedule A

JPMorgan Core Bond Trust

JPMorgan Intermediate Bond Trust

JPMorgan Equity Index Trust

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